UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Lamb Weston Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

513272104

(CUSIP Number)

May 29, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	513272104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Capital Research Global Investors 95-1411037
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	15,813,461
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	15,814,421
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,814,421 Beneficial ownership disclaimed pursuant to Rule 13d-4
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12.	TYPE OF REPORTING PERSON IA

Item 1.

(a)

Name of Issuer
Lamb Weston Holdings, Inc.

(b)

Address of Issuer's Principal Executive Offices

599 S. Rivershore Lane, Eagle, ID  83616

Item 2.

(a)

Name of Person Filing

Capital Research Global Investors

(b)

Address of Principal Business Office or, if None, Residence

    333 South Hope Street, 55th Fl, Los Angeles, CA  90071

(c)

Citizenship

N/A

(d)

Title of Class of Securities

 Common Stock

(e)

CUSIP Number

 513272104

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[X]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[ ]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

    15,814,421
 **

(b)

Percent of Class:

    10.8%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

15,813,461

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

15,814,421

(iv)

shared power to dispose or to direct the disposition of

0

**Capital Research Global Investors ("CRGI") is a division of Capital Research and Management Company ("CRMC"),
as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company,
Capital International, Inc., Capital International Limited, Capital International Sarl and
Capital International K.K. (together with CRMC, the "investment management entities").
CRGI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital Research Global Investors." CRGI is deemed to be the beneficial owner of

    15,814,421

shares or

    10.8%

of the
146,038,893
shares believed to be outstanding.

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[

]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The Investment Company of America

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

  Not Applicable

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below, I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Capital Research Global Investors

By: /s/ Donald H. Rolfe

Date:

    June 10, 2020

Name: Donald H. Rolfe

Title:   Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company